

November 13, 2013

<u>Via E-mail</u>
Brian Curci
Deputy General Counsel and Corporate Secretary
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

      Re: NRG Energy, Inc.
              Registration Statement on Form S-1
              Filed October 18, 2013
              File No. 333-191797

Dear Mr. Curci:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have registered this offering as a primary offering of securities. However, it appears that the offering was negotiated and commenced privately. Please note that a transaction commenced privately cannot be converted to a registered offering and must be completed privately. Please refer to Questions 134.02 and 139.09 of our Securities Act Sections Compliance and Disclosure Interpretations. In view of the foregoing, please tell us when you began negotiating the transactions contemplated by the Asset Purchase Agreement. Please also describe for us the facts and circumstances of any communications between you and EME, and the unsecured creditors of EME, regarding the transactions contemplated by the Asset Purchase Agreement before you filed your registration statement, and provide us with your analysis as to whether such communications constitute an "offer" for purposes of the definition of that term in Section 2(a)(3) of the Securities Act of 1933, as amended.

2. If you continue to believe that the transaction registered on this Form S-1 is properly registered as a primary offering, please identify EME as an underwriter, or tell us why you do not believe that EME is a statutory underwriter as defined in Section 2(a)(11) of the Securities Act of 1933, as amended. In this regard, we note disclosure on the prospectus cover page that you will issue shares to EME, "which will distribute such shares to its unsecured creditors under a chapter 11 plan of reorganization."

3. Please file all exhibits, including the legal opinion, as soon as practicable. We may have additional comments upon review of these exhibits.

Incorporation by Reference, page 39

4. Please incorporate by reference the Forms 8-K or amendments thereto filed on January 9, 2013, March 1, 2013, March 13, 2013, April 29, 2013, May 3, 2013, June 7, 2013, and June 10, 2013. Please refer to Item 12(a)(2) of Form S-1. Please also incorporate by reference each Exchange Act report filed since the filing of this Form S-1 on October 18, 2013. Please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 113.05.

5. We note that you have incorporated by reference certain filings of Edison Mission Energy. It does not appear that you are eligible to incorporate such filings by reference. Please revise, including, if the information about EME is material, setting forth such information in the prospectus in full. Please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 113.07.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-3

6. Please provide the undertakings set forth in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Assistant Director
Mara L. Ransom

cc: Katayun I. Jaffari